UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	MARKET ANNOUNCETMENT

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCETMENT

Investment plan for 2025

São Paulo, February 6th, 2025 – Ultrapar Participações S.A., informs its investment plan for 2025, approved by the Board of Directors.

2025 Organic investment plan ¹

Million BRL	Expansion	Maintenance and others	Total

Ipiranga [2]	688	678	1,366
Ultragaz	267	213	480
Ultracargo	557	116	673
Outros	-	23	23
Total	1,512	1,030	2,542

¹ Net of divestments

2 Includes financing to clients, net of receipts

Ultrapar’s consolidated investment plan for 2025 totals R$ 2,542 million, R$ 136 million lower than the announced plan for 2024, mainly due to the conclusion of Ultracargo’s expansions.

The portion of investments in expansion (~60% of the total) prioritizes investments for the continued growth of the businesses, through capacity and capillarity expansion, and efficiency and productivity gains.

At Ipiranga, investments in expansion are focused on the branding of service stations, the expansion of the logistics infrastructure, and the TRR segment.

At Ultragaz, investments in expansion are mainly focused on capturing new customers in the bulk segment, expanding new energies and infrastructure.

Ultracargo will focus its expansion investments mainly on concluding the increase in installed capacity at Santos (SP), Palmeirante (TO), and Rondonópolis (MT), the Opla railway branch, and the ongoing expansion in Itaqui (MA). Additionally, the plan considers the start of expansion in Suape (PE), with 40,000 m3 increase in installed capacity, expected to be completed in 2026.

Maintenance investments (~40% of the total) will be allocated to the sustaining of the business, and mainly include investments in assets’ maintenance, safety, revitalization of services station, and acquisition of bottles. Additionally, Ipiranga will invest in its technology platform for ERP and satellite systems, with productivity and efficiency gains.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2025

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(MARKET ANNOUNCETMENT )